EXHIBIT 11

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding for the period and, if there are dilutive securities, diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator.

Common stock equivalents include shares issuable upon the exercise of stock options or warrants, net of shares assumed to have been purchased with the proceeds, using the treasury stock method.

	Three Months
	March 31,
	2008	2007
Basic shares used in the calculation of earnings per share	39,171,876	37,472,457

Effect of dilutive securities:
Stock options	-	-
Stock warrants	-	-
Convertible Revolving Promissory Note	-	-
Series A Preferred Stock	-	-
Series B Preferred Stock	-	-

Diluted shares used in the calculation of earnings per share	39,171,876	37,472,457

Net income (loss) per share - basic	$(0.01)	$(0.02)

Net income (loss) per share - diluted	$(0.01)	$(0.02)

The following table summarizes the number of shares of common stock for securities that were not included in the calculation of diluted net loss per share because such shares are antidilutive:

	Three Months
	March 31,
	2008	2007

Stock options	5,831,857	5,230,244
Stock warrants	1,003,311	1,003,311
Restricted stock	428,250	-
Convertible Revolving Promissory Note	1,484,557	1,446,910
Convertible loans payable	2,098,039	2,098,039
Convertible Series A Preferred Stock	-	515,000
Convertible Series B Preferred Stock	-	572,500
Total	10,846,014	10,866,004